Form 10-K, Exhibit 13
period 1996-06-30
GNI GROUP INC /DE/
filed 1996-09-26
CIK 355269

THE GNI GROUP, INC.



                                                              1996 ANNUAL REPORT

This page is blank with the exception of several icon

representations of lines of business.

                                  Environmental
                                    Integrity

                               Regulatory Permits

                               Integrated Services

                               Strategic Locations

                                Modern Facilities


                               Specialty Chemicals

                                     Custom
                                  Manufacturing

                                    Reaction

                                  Distillation

                                   Proprietary
                                    Products


                                 Waste Treatment
                                  and Disposal

                               Emulsion Processing

                                  Stabilization
                                 Solidification

                                  Fuel Blending

                                Chemical Recovery

                                 Field Services

                                Special Projects

                               Emergency Response


                                   Specialized
                                  Tanker Fleet

                                 Stainless Steel

                                  Carbon Steel

                                     Vacuum

                                 Lined Box Vans

The Company - An Overview


      GNI is a company positioned for dynamic growth well into the next century. The aggressive diversification strategy initiated in 1990 has added substantial value to the Company in many areas, especially in equipment capabilities, technologies, markets, and qualified personnel. The early results of these investments have given only a snapshot view of the full potential of their anticipated financial rewards to the Company and our stockholders.

      Built from the grassroots, GNI Chemicals' plant capabilities have grown from relatively simple distillation in fiscal 1991 to complex custom manufacture of high purity specialty chemicals in fiscal 1996. With the completion of equipment installation and support facilities construction, the focus now is on achieving higher revenues by optimizing utilization and on increasing earnings by selectivity of manufacturing projects. The Company's revenues and earnings were enhanced in fiscal 1996 by the acquisition of the first specialty chemical to be manufactured and marketed as a proprietary product.

      GNI's original waste management business, the deepwell disposal of aqueous hazardous and non-hazardous waste streams, also has grown substantially during the past five fiscal years. In response to meeting more of the customer's requirements for "single sourcing," other important waste management services have been systematically introduced. And by adding services for which the existing personnel and equipment were well qualified, the capital investment was low relative to the financial benefits accruing. A consistent performer, Environmental Services' revenues have increased by 58 percent since the beginning of the decade, and the operation has grown to become one of the U.S.'s premier commercial providers of hazardous waste management services.

      Each of GNI's operations is supported by Transportation Services which has one of the largest fleets of specially lined and vacuum equipped tankers in the Southwest. The Company's ability to provide customers with transportation of their chemicals and wastes is an important component of GNI's industry reputation for outstanding customer service.

President's Message

Record Revenues Achieved

      This year, more than a passing glance at the financial statements is required to fully understand GNI's performance in fiscal 1996. A closer view will reveal major accomplishments made last year that position the Company for dynamic growth through and beyond the end of the decade.

      We achieved record revenues of $39.3 million in 1996, an increase of 14.5 percent over 1995's record $34.4 million. The year ended with the highest revenues, earnings and earnings per share for a quarter in GNI's history, and we firmly believe that the results of the fourth quarter are indicative of the Company's future earnings capability. As we begin fiscal 1997, the momentum that began building at the end of last year should carry the Company forward on a course of strong earnings.

1996 Begins on Track

      1996 began well in a number of important categories. We reported solid revenues and earnings in the first six months and this was accomplished in a more competitive hazardous waste disposal market and during a significant transition in GNI's chemical manufacturing business. We broadened the operation's business base by acquiring the first specialty chemical for manufacture and sale with GNI's own product label.

First Product Acquisition Completed

     On November 14, 1995, we reached a critical goal in plans for strategic growth. With the purchase of E.I. du Pont de Nemours & Co.'s refined acetonitrile (ACE) business, GNI's already well established base of custom manufacturing was enlarged in scope, and the Company also took a new place in the specialty chemicals industry. To facilitate GNI's identification in the industry, our wholly-owned chemical business was renamed GNI Chemicals Corporation (GNIC).

      The ACE business was immediately profitable. Based upon DuPont's historical domestic and foreign sales, we had expected ACE to generate an annual $6 to $7 million in revenues. We are pleased to report that after

Accompanying line graph:
Revenues - Fiscal 1988 - 1996
88       6.2

89       12.5

90       12.7

91       19.4

92       21.5

93       24.5

94       20.7

95       34.4

96       39.3

(In millions $)

Accompanying bar chart:
Revenues by Operation -
Fiscal 1991 - 1996

Transportation
91       3.2

92       3.4

93       3.4

94       3.3

95       4

96       4.2

Environmental Services
91       12.1

92       12.9

93       12.5

94       11.8

95       17.2

96       17.1

Chemicals
91       4.1

92       5.2

93       8.6

94       5.3

95       13.2

96       18.1

(In millions $)

approximately nine months' experience, we remain comfortable with that revenue baseline. This product is a solid fit with GNIC's technological strengths and will make a smooth transition into our manufacturing plant when we bring ACE production in-house January 1, 1997. We continue to seek out and evaluate other specialty chemical businesses and product lines to acquire and remain enthusiastic about the potential these opportunities represent for GNIC.

Streamlining Operations

      GNIC's performance in 1996 was bolstered by ACE revenues. The year of transition, however, was marked with making difficult decisions concerning those customer projects that met our criteria and those that did not. The pending plant assimilation of ACE necessitated that we redefine production strategies, and for the short-term, these decisions tended to increase costs and decrease plant productivity and equipment utilization.

      Production levels improved dramatically in the fourth period and resulted in the highest revenues for a quarter in GNIC's history. As we begin 1997, GNIC continues to perform well, turning out high quality products which meet customer specifications and schedules -- and which have good margins. With the goal of consistently achieving and exceeding the fourth quarter's performance, we are streamlining operations from top to bottom and being highly selective in the type of customer specialty chemical manufacturing projects that we accept.

Stellar Performance

      The personnel in all areas of GNI's Environmental Services business did an outstanding job of generating revenues and profit for the Company in 1996. Business across the entire hazardous waste management industry was more competitive. This, combined with the lack of rainfall and near-drought conditions in the Southwest, impacted revenues. A five-year historical review of the Company's revenues from disposal of contaminated industrial rainwater revealed the benefit of an average of $1 million per year. In fiscal 1996, however, only a mere fraction of this amount was generated.

Photograph which includes:

Titus H. Harris, Jr., Chairman of the Board

Carl V Rush, Jr., President and Chief Executive Officer

Cindy Dodds, Division Controller

Jim Robbins, Environmental Manager

      These conditions were offset by additional revenues from our Corpus Christi, Texas facility, for which there were no comparable revenues in the first nine months of fiscal 1995. This facility, primarily dedicated to deepwell disposal, was acquired in March of 1995. Additionally, the market for our special projects and field services grew substantially in 1996 due to the satisfaction of many repeat customers who awarded new and expanded projects. Revenues from Transportation Services were up slightly, benefiting primarily from service to the Corpus Christi facility and increased business from GNIC customers.

Accounting Rule Offsets Positive Earnings

      GNI adopted FASB Statement No. 121 in the third quarter of fiscal 1996. This statement, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," was adopted prospectively as of January 1, 1996. It resulted in a non-cash pretax charge of approximately $6.7 million, or an after-tax charge of approximately $4.4 million, or $.68 per share.
Coincident with the adoption of FASB No. 121, the Company incurred a number of one-time charges and expenses during the third quarter. On an adjusted basis, without regard to FASB No. 121 and the one-time charges, earnings per share would have been approximately $.51 for the year.

Cost Control Effectiveness

      Stringent control measures continued to keep costs and expenses in check. Excluding the previously mentioned one-time costs and expenses incurred during the third quarter of fiscal 1996, selling, general and administrative expenses were 11.2 percent of revenues, down from 11.9 percent in 1995. Adjusted cost of services was 60.2 percent of revenues versus 59.1 percent, for 1996 and 1995, respectively. The small increase in 1996 was primarily attributable to the acquisition of the ACE business. ACE production costs and the Company's cost of services are expected to decline to more typical levels when GNIC brings production on-site in early calendar 1997 versus the current use of a third-party manufacturer.

      The Company's capital expenditures were approximately $6.5 million and $5.8 million respectively in 1996 and 1995. Our budget plan for fiscal 1997 calls for capital expenditures under $4 million, limited to normal and usual maintenance requirements. The focus has shifted from constructing to growing and from investing to bottomline return.

Optimizing Assets

      GNI has always been a dynamic company with excellent people -- continually growing and diversifying by leveraging the Company's inherent strengths. We set ambitious objectives at the beginning of the decade when we decided to grow beyond the bounds of hazardous waste management and enter the chemical processing business and subsequently the specialty chemical manufacturing business. The degree of our success can be measured by the compound annual growth rate of 20.8 percent in revenues and 63.6 percent (before FASB No. 121) in earnings.

      Not every objective was met in the past six years, but as a developing company GNI has come a long way from revenues of $12.6 million and earnings of $400,000 in 1990. GNI has a lot farther to go with an entirely new set of goals. We are confident that by taking full advantage of all of our assets and by adding more as we go, the road will be smoother and on a progressively rising incline.

      Sincerely,



      (SIGNATURE)
      Carl V Rush, Jr.
      President and Chief Executive Officer
      September 20, 1996


Accompanying line graph:
Revenues, Cost of Services and
S,G&A - Fiscal 1991 - 1996

Revenues
91       19.4

92       21.5

93       24.5

94       20.7

95       34.4

96       39.3

Cost of sales
91       12.3

92       12.8

93       14.3

94       15.8

95       20.3

96       24.7

S, G & A
91       3.6

92       4.1

93       4

94       4.6

95       4.1

96       5.1

(in millions $)

Accompanying pie chart: Source of
Revenues - Fiscal 1996

GNI Chemicals $18,100,000

Environmental Services $17,100,000

Transportation Services $4,200,000


Review of Operations - GNI Chemicals


Acquisition Fuels Growth

      Without question, the most exciting event in fiscal 1996 was the acquisition of the first specialty chemical for manufacture and sale with GNI Chemicals' (GNIC) own product label. In November 1995, the company acquired DuPont's refined acetonitrile (ACE) business which, on an annual basis, will increase GNIC's revenues by an estimated $6 to $7 million. Experience gained from our first seven months of ACE sales substantiates this estimate, and we are working to increase the business by identifying new applications and exploring international market opportunities.

Revenues Quadrupled

      Returns are coming in from the Company's substantial investment in the conception, construction and expansions of GNI's chemical manufacturing plant over the period fiscal 1990-1996. Since beginning commercial production on July 1, 1990, GNIC's revenues more than quadrupled, increasing from $4.1 million in fiscal 1991 to $18.1 million in 1996. For the year just ended, the operation's revenues were up 37 percent over 1995's and accounted for 46 percent of the Company's total revenues. Contributions to earnings, however, have not increased at the same rate. Initially, putting an entirely new plant into commercial production and achieving projected performance levels influenced earnings. Similarly, the addition of reaction equipment -- a totally different process -- required time to smooth out procedures and develop the business.
With the addition of the ACE product line, and based upon current conditions in the industries we serve, earnings growth is expected to accelerate.

      GNIC's financial results in the fourth quarter began to reveal the substantial operating leverage we know is achievable. In the future, by continuing to employ stringent control of GNIC's operating costs, each margin point increase will benefit the Company's net income.

       We recently implemented a project management program that narrows our marketing focus and streamlines the way projects are taken from concept to production. It also allows for the recovery of more of the process design and development stage costs. The

Photo which includes GNI Chemicals personnel:

David Swallow, Executive Vice President and General Manager

Christina Ridge, Sales Engineer

Dave MacDonald, Development Engineer

Kelly Dworaczyk, Plant Manager
program should result in significantly improved margins and more consistent financial performance from GNIC. The program's progression of steps includes

                          * Selectivity of projects
           * Increased equipment utilization    * Higher productivity
            * Lower operating costs   * Efficiency in process design
          * Faster equipment turnaround   * Less equipment maintenance
                              * Better margins

Project Criteria Implemented

      The transition from a less restrictive project marketing focus influenced revenues and earnings in the short-term, but the outcome will be a considerably strengthened GNIC. The experience gained over the past two years from successfully manufacturing a broad range of specialty chemicals for many of the Fortune 100 companies further confirmed GNIC's position in the specialty chemical industry. Customers who are developing entirely new products have been particularly attracted to GNIC. The technical capabilities and production capacity of our processing equipment, coupled with the high technical ability of our process design and development personnel are particularly suited to this market -- a market with considerable room for growth.

      We believe, however, that the best opportunity for growth is in capturing more long-term, high value-added contract manufacturing business -- and by acquiring additional chemical businesses or products for GNIC's own account.

Merging Molecules

      From the outset, our chemical plant was designed for growth. And grow, it has -- from the initial and relatively simple practice of separating chemical components via distillation -- to the practice of building complex organic chemical molecules via multistage synthesis (or reaction). The addition of stainless steel and glass lined reactor systems as well as a completely outfitted process design and development laboratory provided us with the means to enter the high value specialty chemical manufacturing market. Customers increasingly take advantage of our plant's integrated process capability.
Their custom manufacturing campaigns often involve complex processes which utilize several pieces of equipment in different configurations. And when coupled with our waste handling abilities, GNIC has a unique place in the market.

Photo which includes Environmental Services personnel:

Rick Bashlor, Maintenance Manager

Warren Norris, Sales Manager

Frank Harris, Director of Operations

Zelner Houchin, Manager, Corpus Christi, Texas facility

Environmental Services and Transportation Services


Strategy Reaps New Customers

      The Environmental Services business accounted for slightly more than 43 percent of GNI's revenues in fiscal 1996, or just over $17 million. This business encompasses a broad range of integrated hazardous waste management services for which GNI is uniquely qualified, and it has been a consistent performer throughout the decade. Since fiscal 1990, this operation's revenues have increased 58 percent and geographical market reach has more than doubled. Environmental Services' revenues remained relatively unchanged in 1996 compared with 1995 despite the anomaly of a significant decrease in volumes of contaminated industrial rainwater disposal due to drought or near drought conditions over most of the southwest U.S.

      During 1996 GNI's two Texas waste management facilities, Deer Park and Corpus Christi, handled waste from 24 of the 48 contiguous states and counted many of the Fortune 100 chemical and petrochemical companies across the nation as customers. The business growth has emanated from the success of a multifold plan to penetrate more of the vast U.S. waste management market for new customers and to broaden the range of services which would meet the changing needs of current customers. The positive financial impact of the program is expected to be substantial in the long-term.

Giving Customers Options

      Included in the Company's acquisition of the Corpus Christi disposal facility near the end of fiscal 1995 was a railcar loading/unloading site. This allows us to provide secure transport of customer wastes direct to GNI by railcar or over-the-road using our fleet of power units and specially lined tankers. Our ability to offer customers integrated services that include transportation has consistently given the Company a competitive edge in the market. Revenues from the transportation operation were up slightly in 1996 from 1995, primarily from business generated by GNIC and the Corpus Christi facility.

Flexibility Promotes Competitiveness

      We continually monitor and analyze our customers' plant processes and industry trends for the products they manufacture. This is essential in identify-ing shifts, and sometimes reversals, as early as possible in order that we can alter our marketing strategies and services accordingly. Operational flex-ibility and customer responsiveness are two of the principal reasons that GNI has been able to retain its place among the recognized leaders in the hazardous management industry.

Proactive Regulatory Compliance

      A record of outstanding regulatory compliance and environmental integrity is the third principal reason that GNI is so often the vendor of choice for customers who, by federal mandate, remain forever accountable for their hazardous wastes no matter what its disposition (otherwise known as "cradle to grave" accountability). Management's highest commitment is to proactive regulatory compliance and to the health and safety of personnel. During fiscal 1996 approximately $1 million was spent on capital improvements in and maintenance of our waste treatment and processing facilities. A substantial amount of this was used to meet new far-reaching air emission control regulations which are expected to become effective in the near future.

Remaining the Vendor of Choice

     The hazardous waste management industry continues to undergo consolidation as some of the larger companies divest that part of their business and as smaller companies are impacted by the cost of complying with new government regulations and obtaining insurance coverage. This trend is providing GNI with interesting growth opportunities, but it is also putting some downward pressure on pricing. We have been able to hold our own in a challenging market by maintaining an unmatched level of customer support and service.

      Price is not always the factor that decides who gets the business, but we still focus on reducing the customer's waste disposal costs in every possible way. This often comes as a surprise to new customers, but we want the long-term business. Although the industry does not embrace Customer Alliances or Partnering as other industries do, GNI has been effective in establishing strong customer relationships which result in a large amount of repeat business and additional business from more than one segment of the customer's multifaceted plant operations.

                  Financial Review



                  Contents


                  Financial Analysis                     14


                  Quarterly Financial Data               18


                  Financial Statements                   19


                  Notes to Financial Statements          23


                  Independent Auditors' Report           27


                  Quarterly Stock Data                   28


                  Five-Year Financial Data               28


                  Officers and Directors                 29


                  Corporate Information                  29

Financial Analysis
- --------------------------------------------------------------------------------

Results of Operations
Fiscal 1996 Compared with Fiscal 1995

Revenues

Revenues for fiscal 1996 were $39,338,642 as compared with $34,358,725 for fiscal 1995, an increase of $4,979,917, or 14.5%. This increase was primarily attributable to an increase in revenues from the Company's chemical manufacturing and processing subsidiary, GNI Chemicals Corporation ("GNIC"). Revenues from GNIC's operation for fiscal 1996 were approximately $18,065,000 as compared to approximately $13,195,000 for fiscal 1995, an increase of approximately 36.9%. This increase was primarily attributable to two factors:
(i) the specialty chemical sales derived from the acquisition of E.I. du Pont de Nemours & Company's ("DuPont") refined acetonitrile business, and (ii) an increase in manufacturing and processing revenues resulting from additional processing equipment that was placed into service during the third quarter of fiscal 1995. The Company's remaining revenue increased slightly from fiscal 1995 to fiscal 1996, approximately 0.5%. Deepwell disposal revenues increased approximately 6.2% from fiscal 1995 to fiscal 1996, benefiting from the acquisition of a second deepwell disposal facility located in Corpus Christi, Texas during the third quarter of fiscal 1995. The increase in deepwell disposal revenues was achieved in spite of the near-drought conditions in much of the Company's market area which reduced demand for deepwell disposal of rainfall related wastewater. The increase in deepwell disposal services contributed to an increase in the Company's transportation services of approximately 4.7% from fiscal 1995 to fiscal 1996. The Company's other treatment and disposal business experienced a decline in revenues of approximately 15.8% from fiscal 1995 to fiscal 1996 primarily the result of stronger field services and special projects revenues generated in fiscal 1995 as compared with fiscal 1996. Field service and special projects business is sporadic in nature and therefore revenue generation in this component of other treatment and disposal can vary from year to year.

Cost of Services

Cost of services increased as a percent of revenues from 59.1% in fiscal 1995 to 62.7% in fiscal 1996. In absolute dollar terms, cost of services increased by approximately $4,343,000 in support of approximately $4,980,000 in additional revenues. This increase was primarily attributable to three factors: (i) an increase in the Company's GNIC cost of services, which was primarily the result of the additional costs associated with the operating equipment placed in service during fiscal 1995; (ii) an increase in the Company's deepwell disposal cost of services for the last quarter of fiscal 1995 as compared with all of fiscal 1996 as a result of the second deepwell disposal facility which was acquired during the third quarter of fiscal 1995; and (iii) the Company recorded a number of one-time charges and expenses during the third quarter of fiscal 1996 with no such charges and expenses having been recorded in fiscal 1995.

Selling, General and Administrative Expenses

Selling, General and Administrative ("SG&A") expenses increased as a percent of revenues, from 11.9% in fiscal 1995 to 12.9% in fiscal 1996. In absolute dollars, SG&A expenses increased 23.6% from fiscal 1995 to fiscal 1996. This increase was primarily attributable to a number of one-time charges and expenses incurred by the Company during the third quarter of fiscal 1996 with no such charges and expenses having been recorded in fiscal 1995.

Depreciation and Amortization

Depreciation and Amortization expenses represented 12.3% of revenues in fiscal 1996 compared with 11.9% of revenues in fiscal 1995. In absolute dollars, Depreciation and Amortization expenses increased approximately $718,000 from fiscal 1995 to fiscal 1996 primarily due to (i) the depreciation associated with capital equipment placed into service during fiscal 1995, and (ii) two acquisitions made by the Company--one in late fiscal 1995 and the other during fiscal 1996.

Adoption of FASB No. 121

Effective January 1, 1996, the Company adopted FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ", which requires that an impairment loss be recognized whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As a result of the adoption of FASB No. 121, the Company recognized a non-cash pretax charge against earnings of approximately $6.7 million.

Net Interest Expense

Net interest expense was higher for fiscal 1996 compared to fiscal 1995. This increase was primarily attributable to higher principal balances on the Company's indebtedness and a higher rate of interest on that indebtedness during fiscal 1996. The increased level of indebtedness was associated with (i) capital improvements made by the Company to its facilities during fiscal 1996, and (ii) acquisitions of the Corpus Christi, Texas treatment, storage and disposal facility, and a specialty chemical product business.

Net Income (Loss)

The Company had a net loss of $2,111,518, or a loss of $.32 per share, in fiscal 1996 compared with net income of $3,150,598, or $.47 per share, in fiscal 1995. The Company's adoption of FASB No. 121 impacted the net loss figure for fiscal 1996 by approximately $4.4 million after tax, or approximately $.67 per share.


Fiscal 1995 Compared with Fiscal 1994

Revenues

Revenues for fiscal 1995 were $34,358,725 as compared to $20,702,369 for fiscal 1994, an increase of $13,656,356, or 66.0%. This increase in revenues was primarily attributable to an increase in revenues from the Company's GNIC operation. The Company's revenues from its GNIC operation for fiscal 1995 were approximately $13,195,000 as compared to approximately $5,255,000 for fiscal 1994, an increase of approximately 151.1%. This increase was primarily attributable to the increase in revenues derived from the additional processing equipment that was placed into service during the last quarter of fiscal 1994 and the third quarter of fiscal 1995, combined with the underutilization of the GNIC plant during approximately the last ten months of fiscal 1994. The continued underutilization in fiscal 1994 was primarily a result of the lead time required to develop and efficiently execute on replacement business for the capacity committed to two major projects that were unexpectedly canceled during the first quarter of fiscal 1994. The Company's remaining revenue increased from fiscal 1994 to fiscal 1995, an increase of approximately 37.0%. The Company's deepwell disposal revenues benefited from the acquisition of a second deepwell disposal facility located in Corpus Christi, Texas during the third quarter of fiscal 1995. In addition to the acquisition, deepwell disposal revenues at the Company's Deer Park, Texas facility benefited from an overall increase of 39% in volume received, primarily the result of additional waste streams from certain new customers. This increase in deepwell disposal services contributed to an increase in demand for the Company's other treatment and disposal services and transportation services from existing customers.

Cost of Services

Cost of services decreased as a percent of revenues from 76.2% in fiscal 1994 to 59.1% in fiscal 1995. In absolute dollar terms, cost of services increased by approximately $4,536,000 in support of approximately $13,656,000 in additional revenues. The increase in cost of services was primarily attributable to an increase in the Company's GNIC cost of services, which was primarily the result of the additional costs associated with the operating equipment placed in service at the end of fiscal 1994 and during fiscal 1995. Also, the Company's deepwell disposal cost of services increased in fiscal 1995 as compared with fiscal 1994, primarily as a result of the second deepwell disposal facility which was acquired during the third quarter of fiscal 1995.

Selling, General and Administrative Expenses

Selling, General and Administrative ("SG&A") expenses decreased as a percent of revenues, from 22.3% in fiscal 1994 to 11.9% in fiscal 1995. The decrease in SG&A expenses as a percent of revenues was primarily a result of higher revenues for fiscal 1995, in conjunction with a moderate dollar decrease in these expenses. In absolute dollars, SG&A expenses decreased 11.2% from fiscal 1994 to fiscal 1995. This decrease was primarily attributable to factors present in fiscal 1994, but not in fiscal 1995: (i) personnel expenses associated with the departure of the Company's former Chief Operating Officer, and (ii) increased legal expenses associated primarily with the Company's involvement in several nuisance lawsuits.

Depreciation and Amortization

Depreciation and Amortization expenses represented 11.9% of revenues in fiscal 1995 as compared to 14.8% of revenues in fiscal 1994. In absolute dollars, Depreciation and Amortization expenses increased approximately 34.2% from fiscal 1994 to fiscal 1995 primarily due to the depreciation associated with capital equipment placed into service during fiscal 1995.

Net Interest Expense

Net interest expense was higher for fiscal 1995 compared to fiscal 1994. This increase was primarily attributable to a higher level of indebtedness associated with the capital expansion of the Company's facilities during fiscal 1995 as compared with fiscal 1994. Also, additional levels of indebtedness were incurred during fiscal 1995 in connection with the Company's acquisition of the treatment, storage and disposal facility located in Corpus Christi, Texas.

Net Income (Loss)

The Company had net income of $3,150,598, or $.47 per share, in fiscal 1995 compared with a net loss of $1,997,474, or a loss of $.34 per share, in fiscal 1994.


Liquidity and Capital Resources

The Company continuously evaluates opportunities for growth and development. Management expects that future revenue growth will be dependent upon a corresponding increase in the fixed assets and working capital used by the Company. Historically, the Company has financed its growth through funds generated from operations, borrowings under various credit arrangements with a commercial bank, and the private placements of shares of Common Stock and Series A Preferred Stock. As of March 26, 1993, the Company effected the public offering of 1,214,000 shares of common stock at a price of $8.25 per share, resulting in proceeds of approximately $9.5 million before the deduction of offering costs. The proceeds were used to construct certain additions to the Company's GNIC facility, to reduce indebtedness, and for general corporate purposes. Management believes that the Company's existing cash balances, funds generated from operations, and borrowings under available credit arrangements will be sufficient to meet the Company's current capital requirements. In order to finance the future growth and development of the Company, the Company will require, and from time to time evaluates alternative sources of, additional capital.

Effective as of June 30, 1993, the Company amended and restated its credit agreement ("Credit Agreement") with a commercial bank to provide for the addition of an $8,000,000 advancing equipment line of credit ("Equipment Line"). The Credit Agreement includes a $6,621,520 term loan ("Term Loan") and a $4,000,000 revolving credit line ("Revolver"). The credit facility is collateralized by substantially all of the assets of the Company and its subsidiaries, including the stock of its subsidiaries.

The Credit Agreement restricts the Company from incurring additional indebtedness, prohibits the Company from making any changes to its capital structure or dividend payments without prior approval of the bank, requires the maintenance of minimum working capital, minimum tangible net worth, and maximum debt-to-tangible net worth and debt coverage ratios, and contains other provisions and restrictive covenants that management believes are customary.

The Equipment Line has been utilized to fund capital expenditures of the Company. Effective as of October 1, 1994, the Equipment Line bears an interest rate of either 0.25% above the bank's prime rate of interest or 2.75% above LIBOR, at the Company's election. The Equipment Line had a two year advancing period through October 31, 1995. As provided for in the Credit Agreement, on October 31, 1994 funds advanced over the previous 12 months converted to a four-year term loan. Upon its conversion to a term loan, quarterly principal payments of $250,000 plus interest are required, with a balloon at maturity. At the time of conversion and thereafter, the Company has the option to fix the interest rate. As of June 30, 1996, the unpaid principal balance outstanding on the Equipment Line was $6,250,000.

The Term Loan represents borrowings that were originally used by the Company to finance the construction of the Company's GNIC facility, which was completed in the first quarter of fiscal 1991. The Term Loan bears interest at a fixed rate of 8.44%, matures December 1, 1998 and requires quarterly principal payments of $173,913. The unpaid principal balance of the Term Loan totaled $1,739,130 at June 30, 1996.

Effective as of March 3, 1995, the bank and the Company amended the Credit Agreement to provide an additional $2,000,000 in term debt ("Acquisition Line") that was used for the acquisition of Chemical Waste Management, Inc.'s ("CWM") waste treatment, storage and disposal facility located in Corpus Christi,

Texas. The Acquisition Line has a five-year maturity and bears an interest rate of either 0.25% above the bank's prime rate of interest or 2.75% above LIBOR, at the Company's election. Quarterly principal payments of $200,000 plus interest were required for the first year, then quarterly payments of $75,000 plus interest are required until maturity. As of June 30, 1996, the unpaid principal balance outstanding on the Acquisition Line was $1,125,000.

In connection with the acquisition of its Corpus Christi, Texas facility, CWM took back a note in the principal amount of $2,000,000 as part of the consideration ("CWM Note"). The CWM Note has a maturity of five years and bears interest at the rate of 10% per year. The first year of the CWM Note is interest-only; thereafter, quarterly principal payments of $125,000 plus accrued interest are required until maturity. As of June 30, 1996, the unpaid principal balance outstanding on the CWM Note was $1,875,000.

Effective as of November 3, 1995, the bank and the Company amended the Credit Agreement (i) to extend the maturity date of the Revolver to October 31, 1997 and (ii) to increase the total commitment amount of the Revolver from $4,000,000 to $10,000,000. The Revolver is used by the Company for working capital and other general corporate purposes. The amount drawn under the Revolver may not exceed a borrowing base limitation equal to the sum of (a) 80% of the Company's consolidated accounts receivable plus (b) the lesser of 50% of the Company's product inventory, or $500,000; plus (c) the flat amount of $3,250,000 until April 30, 1996 when such amount was reduced by $200,000 per quarter, and then reduced to $0 beginning December 31, 1996 and thereafter. Effective as of October 1, 1994, advances under the Revolver bear interest at either the bank's prime rate of interest or 2.75% above LIBOR, at the Company's election. As of June 30, 1996, the Company has an unpaid principal balance outstanding on the Revolver of $8,200,000.

For fiscal 1996 the Company provided $8,161,000 in net cash from operations compared with approximately $6,688,000 for fiscal 1995. This increase of approximately $1,473,000 was attributable to several factors, some of which were off-setting: (i) a net loss in fiscal 1996 compared with net income in fiscal 1995, (ii) the non-cash FASB No. 121 recorded in fiscal 1996, (iii) a significant decrease in deferred taxes in fiscal 1996 compared with an increase for fiscal 1995, (iv) an increase in inventory for fiscal 1996 compared with a decrease for fiscal 1995, (v) a decrease in a federal income tax receivable in fiscal 1995 with no such receivable in fiscal 1996, (vi) an increase in accounts payable for fiscal 1996 compared with a slight decrease for fiscal 1995, and
(vii) an increase in accrued liabilities for fiscal 1996 compared with a decrease for fiscal 1995.

During fiscal 1996 and fiscal 1995, the Company's capital expenditures were $6,455,000 and $5,827,000, respectively. Capital expenditures for fixed assets for both fiscal 1996 and fiscal 1995 primarily consisted of additional processing equipment at the Company's GNIC facility and general improvements to the Company's treatment, storage and disposal facility.

For fiscal 1996, the Company used $1,118,000 in financing activities compared with approximately $165,000 in fiscal 1995. For fiscal 1996, the largest source of financing was the net cash proceeds of $1,350,000 from advances on the Company's revolving bank line. Also in fiscal 1996, net long-term debt and notes payable were reduced by approximately $3,429,000. For fiscal 1995, the largest source of financing was the net cash proceeds of $1,500,000 from advances on the Company's revolving bank line. Also in fiscal 1995, net long-term debt and notes payable were reduced by approximately $2,479,000.

Accounts receivable increased approximately $908,000 from fiscal 1995 to fiscal 1996, primarily as a result of the Company's higher revenues during fiscal 1996 compared with fiscal 1995. Inventory increased by approximately $575,000 from fiscal 1995 to fiscal 1996 as a result of finished product associated with the recently acquired refined acetonitrile business not present at the end of fiscal 1995. Net fixed assets in 1996 decreased by approximately $3,427,000 from 1995, primarily as the result of FASB No. 121. The Current and Deferred long-term tax assets for fiscal 1996 are both primarily the result of the adoption of FASB No.
121. Contract rights of $3,938,751 in fiscal 1996 were primarily the result of the specialty chemical product acquisition from DuPont in fiscal 1996.

Accounts payable in 1996 were approximately $2,022,000 higher than in 1995, primarily resulting from the increased level of capital expenditures and the 14.5% increase in revenues.


Dividend Policy

The Company does not pay any cash dividends on its common stock and does not have any plans to do so in the future. The Company intends to continue a policy of retaining income for use in its business.


Statement No. 123

The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation" in October 1995, which establishes financial accounting and reporting standards for stock based on employee compensation plans including, stock purchase plans, stock options, restricted stock and stock appreciation rights. The Company has elected to continue accounting for stock based on compensation under Accounting Principles Board Opinion No. 25. The disclosure requirements of SFAS No. 123 will be effective for the Company's financial statements begining July 1, 1996. Management does not believe that the implementation of SFAS No. 123 will have a material effect on its financial statements.


Quarterly Financial Data (Unaudited)                         THE GNI GROUP, INC.
- --------------------------------------------------------------------------------
Summarized quarterly financial data for 1996 and 1995 are as follows:

Fiscal 1996 Quarters                                    First        Second            Third           Fourth
- ---------------------------------------------------------------------------------------------------------------
Revenues                                              $9,461,639    $9,267,394     $ 9,943,422      $10,666,187
Operating income (loss)                                1,535,345     1,427,924      (7,059,857)(a)    2,186,907
Net income (loss)                                        785,564       690,276      (4,929,855)       1,342,497
Net income (loss) per share                           $      .12    $      .10     $      (.75)     $       .20

(a)Includes a $6,708,791 asset impairment loss.

Fiscal 1995 Quarters                                    First        Second            Third           Fourth
- ---------------------------------------------------------------------------------------------------------------
Revenues                                              $7,621,812    $8,905,240     $ 8,492,103      $ 9,339,570
Operating income                                         713,693     1,639,354       1,617,007        1,877,453
Net income                                               270,567       864,076         913,783        1,102,172
Net income per share                                  $      .04    $      .13     $       .16      $       .14

Income (loss) per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly income (loss) per share in 1996 does not equal the total loss per share because of the computation of weighted average shares for each of the quarters as compared with the weighted average shares calculation for the full year.

Consolidated Balance Sheets                                  THE GNI GROUP, INC.
- --------------------------------------------------------------------------------


                                                                                   Years ended June 30,
                                                                                  1996             1995
- ---------------------------------------------------------------------------------------------------------
Assets
Current assets:
Cash and time deposits                                                      $  1,122,941     $    852,370
Accounts receivable, less allowance of approximately
  $142,000 in 1996 and $39,000 in 1995                                         6,508,680        5,601,191
Inventory                                                                        661,233           86,388
Deferred tax asset - current                                                     400,701                -
Prepaid expenses and other assets                                                969,762          596,146
- ---------------------------------------------------------------------------------------------------------
Total current assets                                                           9,663,317        7,136,095
- ---------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                 43,829,344       47,036,702
Less accumulated depreciation                                                (11,682,703)     (11,462,567)
- ---------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                             32,146,641       35,574,135
- ---------------------------------------------------------------------------------------------------------
Contract rights                                                                3,938,751                -
Restricted time deposits                                                       1,495,681        1,350,071
Deferred tax asset                                                               222,309                -
Other assets                                                                   1,611,519        2,018,575
- ---------------------------------------------------------------------------------------------------------
Total assets                                                                $ 49,078,218     $ 46,078,876
- ---------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable                                                            $  3,887,395     $  1,865,210
Accrued liabilities                                                            2,599,503        1,479,563
Federal income taxes payable                                                     549,256          553,036
Current portion of long-term debt                                              2,620,652        2,620,652
- ---------------------------------------------------------------------------------------------------------
Total current liabilities                                                      9,656,806        6,518,461
- ---------------------------------------------------------------------------------------------------------
Accrued liability                                                                518,804                -
Long-term debt, less current portion                                          16,568,478       13,864,130
Deferred income taxes                                                                  -        1,278,639
- ---------------------------------------------------------------------------------------------------------

Stockholders' equity:
Non-redeemable convertible, Series A preferred stock, $.01 par value.
  Authorized 1,000,000 shares; issued 0 shares in 1996 and 234,375 in 1995             -            2,344
Common stock, $.01 par value.
  Authorized 20,000,000 shares; issued 6,605,876 shares in 1996 and
  6,130,126 shares in 1995.                                                       66,059           61,300
Additional paid-in capital                                                    19,251,048       19,225,461
Retained earnings                                                              3,064,029        5,175,547
Less cost of treasury stock (40,184 shares)                                      (47,006)         (47,006)
- ---------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                    22,334,130       24,417,646
- ---------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                  $ 49,078,218     $ 46,078,876
- ---------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Operations                        THE GNI GROUP, INC.
- --------------------------------------------------------------------------------

                                                                           Years ended June 30,
                                                               1996               1995             1994
- ----------------------------------------------------------------------------------------------------------
Revenues                                                    $39,338,642        $34,358,725     $20,702,369

Costs and expenses:
Cost of services                                             24,661,876         20,319,147      15,783,442
Selling, general and administrative                           5,057,467          4,090,178       4,608,460
Depreciation and amortization                                 4,820,189          4,101,893       3,056,467
Asset impairment                                              6,708,791                  -               -
- ----------------------------------------------------------------------------------------------------------
Total costs and expenses                                     41,248,323         28,511,218      23,448,369
- ----------------------------------------------------------------------------------------------------------
Operating income (loss)                                      (1,909,681)         5,847,507      (2,746,000)
- ----------------------------------------------------------------------------------------------------------

Interest income                                                  81,058             73,519          73,132
Interest expense                                             (1,586,641)        (1,142,529)       (289,851)
Other income (expense)                                           18,317            257,861         (30,306)
- ----------------------------------------------------------------------------------------------------------

Income (loss) before tax                                     (3,396,947)         5,036,358      (2,993,025)
Income taxes (benefit)                                       (1,285,429)         1,885,760        (995,551)
- ----------------------------------------------------------------------------------------------------------
Net income (loss)                                           $(2,111,518)       $ 3,150,598     $(1,997,474)
- ----------------------------------------------------------------------------------------------------------
Net income (loss) per common share
  and dilutive equivalent common share                      $      (.32)       $       .47     $      (.34)
- ----------------------------------------------------------------------------------------------------------
Shares used to calculate earnings (loss) per share            6,562,741          6,770,055       5,889,278
- ----------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Stockholders'              Equity THE GNI GROUP, INC.
- --------------------------------------------------------------------------------

                                                                            Years ended June 30,
                                                               1996              1995             1994
- ----------------------------------------------------------------------------------------------------------
Preferred stock:
Balance at beginning of year                              $     2,344      $       3,125      $      3,125
Conversion to common stock (234,375 shares in 1996
  and 78,125 shares in 1995)                                   (2,344)              (781)                -
- ----------------------------------------------------------------------------------------------------------
Balance at end of year                                              -              2,344             3,125
- ----------------------------------------------------------------------------------------------------------

Common stock:
Balance at beginning of year                                   61,300             59,739            58,298
Conversion of preferred stock (468,750 shares in 1996
  and 156,250 shares in 1995)                                   4,688              1,561                 -
Exercise of stock options (7,000 shares in 1996
  and 144,080 shares in 1994)                                      71                  -             1,441
- ----------------------------------------------------------------------------------------------------------
Balance at end of year                                         66,059             61,300            59,739
- ----------------------------------------------------------------------------------------------------------

Additional paid-in capital:
Balance at beginning of year                               19,225,461         19,226,242        18,485,227
Preferred stock conversion                                     (2,344)              (781)                -
Public offering of common stock                                     -                  -              (570)
Exercise of stock options                                      27,931                  -           545,712
Compensatory stock options                                          -                  -            50,400
Tax benefit from stock options                                      -                  -           145,473
- ----------------------------------------------------------------------------------------------------------
Balance at end of year                                     19,251,048         19,225,461        19,226,242
- ----------------------------------------------------------------------------------------------------------

Retained earnings:
Balance at beginning of year                                5,175,547          2,024,949         4,022,423
Net income (loss)                                          (2,111,518)         3,150,598        (1,997,474)
- ----------------------------------------------------------------------------------------------------------
Balance at end of year                                      3,064,029          5,175,547         2,024,949
- ----------------------------------------------------------------------------------------------------------

Treasury stock, at cost:
Balance at beginning of year                                  (47,006)           (47,006)          (47,006)
- ----------------------------------------------------------------------------------------------------------
Balance at end of year                                        (47,006)           (47,006)          (47,006)
- ----------------------------------------------------------------------------------------------------------

Total stockholders' equity                                $22,334,130        $24,417,646       $21,267,049
- ----------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows                        THE GNI GROUP, INC.
- --------------------------------------------------------------------------------

                                                                            Years ended June 30,
                                                               1996               1995             1994
- ------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income (loss)                                         $ (2,111,518)       $3,150,598       $(1,997,474)

Adjustments to reconcile income to net cash
  provided by operating activities:
  Depreciation and amortization                              4,820,189         4,101,893         3,056,467
  Asset impairment                                           6,708,791                 -                 -
  Deferred taxes                                            (1,901,649)          544,720          (380,512)
  Loss (gain) on sale of assets                                (16,143)          (53,083)           32,807
  Non-cash compensation expense                                      -                 -            50,400
  Change in assets and liabilities, net of acquisition:
  Increase in accounts receivable                             (907,490)       (1,412,183)          (69,348)
  Decrease (increase) in inventory                            (274,411)          484,190          (409,872)
  Decrease (increase) in federal income tax receivable               -           575,755          (575,755)
  Increase in prepaid expenses and other                      (373,616)         (177,486)           (2,233)
  Increase in other assets                                    (424,825)         (438,447)         (187,431)
  Increase (decrease) in accounts payable                    2,022,186          (187,940)         (195,971)
  Increase (decrease) in accrued liabilities                   644,028          (640,973)          263,309
  Increase (decrease) in income taxes payable                  (24,064)          741,040          (136,436)
- ----------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities          8,161,478         6,688,084          (552,049)
- ----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Decrease (increase) in restricted time deposits               (145,610)         (137,512)          163,753
Payment of cash in connection with
  business acquisition, net of cash acquired                (4,043,132)       (2,538,138)                -
Proceeds from sale of assets                                    20,000           149,393            86,441
Purchases of fixed assets                                   (6,454,513)       (5,827,190)      (11,405,374)
- ----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                      (10,623,255)       (8,353,447)      (11,155,180)
- ----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Cash proceeds from notes payable                               933,095           814,115                 -
Cash proceeds from public offering of
  common stock, net of offering costs                                -                 -              (570)
Net cash from exercise of stock options                         28,000                 -           547,153
Net proceeds from revolving line                             1,350,000         1,500,000         1,500,000
Proceeds from issuance of long-term debt                     3,850,000         2,000,000         8,000,000
Principal payments of long-term debt and notes payable      (3,428,747)       (2,479,273)         (725,158)
- ----------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                    2,732,348         1,834,842         9,321,425
- ----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents           270,571           169,479        (2,385,804)
Cash and cash equivalents at beginning of year                 852,370           682,891         3,068,695
- ----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                    $1,122,941       $   852,370      $    682,891
- ----------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements
- --------------------------------------------------------------------------------

THE GNI GROUP, INC.
June 30, 1996


Significant Accounting Policies

Principles of Consolidation and Presentation

The consolidated financial statements include the accounts of The GNI Group, Inc. and its subsidiaries (the "Company"), all of which are wholly-owned. Certain amounts presented in prior years have been reclassified to conform to current year presentation. All significant intercompany transactions are eliminated.

Industry

The GNI Group, Inc. is headquartered in Deer Park, Texas with operations in Deer Park and Corpus Christi, Texas. The Company provides comprehensive waste management services through the treatment, storage, transportation and disposal of hazardous and non-hazardous liquid and solid industrial waste and by-product streams, together with specialized chemical manufacturing, recovery and processing services, to over 300 companies.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciation is provided on a straight line method over the estimated useful lives of the assets. The estimated useful lives for financial statement purposes are as follows:

- --------------------------------------------------------------------------------
Well and surface facility              5 to 15 years
Processing facility                    5 to 15 years
Buildings and improvements             5 to 30 years
Machinery and equipment                 3 to 5 years
Furniture and fixtures                  3 to 5 years
- --------------------------------------------------------------------------------


Maintenance and repairs are charged to expense while improvements and betterments are depreciated over the life of the asset.

The Company capitalizes interest costs as part of the cost of constructing facilities and equipment. Interest costs of $58,253, and $243,219 were capitalized in 1995, and 1994 respectively. No interest costs were capitalized in 1996.

Concentration of Credit Risk

The Company performs periodic credit evaluations of its customers' financial condition. Receivables generally are due within 30 days. Credit losses relating to customers have been minimal.

Inventories

Inventories are stated at the lower of cost or market using the average cost method.

Restricted Time Deposits

Restricted time deposits represent funds pledged in connection with financial assurance requirements for the Company's various operating permits.

Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare this balance sheet in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Earnings Per Share

The average number of common and dilutive equivalent common shares for 1995 includes the weighted average number of common shares outstanding, shares issuable assuming conversion of the non-redeemable convertible preferred stock and shares issuable pursuant to the assumed exercise of stock options (by application of the treasury stock method). Primary and fully diluted earnings per share are equivalent due to the insignificance of other dilutive securities. Stock options and non-redeemable convertible preferred stock were not included in the loss per share computation for 1996 and 1994 as their effect was anti-dilutive due to the loss recorded.

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Fair Value of Financial Instruments

The estimated fair value of long-term debt is not materially different from carrying value for financial statement purposes.

Adoption of FASB No. 121

Effective as of January 1, 1996, the Company adopted FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." FASB No. 121 requires that an impairment loss be recognized whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

A review of the Company's assets determined that certain assets were impaired. The total impairment loss recognized by the Company primarily related to the following: a) various parcels of real estate exceeded their fair value based on current market conditions; and b) the carrying value of the Company's wiped film evaporator and associated equipment exceeded the value of expected future cash flows. An impairment loss on various smaller assets was recognized due to regulatory changes and changes in the manner in which the assets are being used. As a result of the adoption of FASB No. 121, the Company recognized a non-cash pre-tax charge against earnings of approximately $6.7 million.


Property, Plant and Equipment

Property, plant and equipment is comprised of the following at June 30, 1996 and 1995:

                                              1996            1995
- --------------------------------------------------------------------------------
Land                                      $   714,357    $ 1,079,913
Well, surface and processing facility      35,084,808     36,210,044
Buildings and improvements                  3,062,186      5,043,838
Machinery and equipment                     2,641,465      2,908,262
Furniture, fixtures and other                 874,342        906,849
Construction in progress                    1,452,186        887,796
- --------------------------------------------------------------------------------
Total property, plant and equipment       $43,829,344    $47,036,702
- --------------------------------------------------------------------------------

Acquisitions

On November 14, 1995 the Company completed the purchase of certain assets of E.
I. du Pont de Nemours and Company's ("DuPont") refined acetonitrile business. These assets included certain intangible personal property, inventory and contractual rights. As part of this transaction, DuPont entered into a long-term license agreement with respect to certain intellectual property, a long-term supply agreement pursuant to which DuPont will supply the Company with the raw material stream from which refined acetonitrile is produced and a long-term covenant not to compete. The Company funded the entire consideration with additional borrowings provided by a commercial bank.

The following summarized, unaudited pro-forma results of operations for the years ended June 30, 1996 and 1995, assume the acquisition occurred as of the begining of the respective periods.

                                         1996            1995
- --------------------------------------------------------------------------------
Revenue                              $41,294,642    $40,755,725
Net income (loss)                     (2,177,591)     3,181,303
Net income (loss) per common share          (.33)           .47
- --------------------------------------------------------------------------------

On March 10, 1995 the Company completed the acquisition of Chemical Waste Management, Inc.'s ("CWM" or the "Seller") waste treatment, storage and disposal facility in Corpus Christi, Texas for $4.5 million. The consideration paid consisted of $500,000 in cash, a $2 million note payable to a commercial bank and a $2 million note payable to the Seller. The $2 million note payable to the Seller is a non-cash financing activity. The acquisition was accounted for by the purchase method, and therefore, the results of operations have been included in the Company's consolidated statements since the date of acquisition.


Non-Redeemable Convertible Series A
Preferred Stock

As of June 30, 1996, the Company does not have any shares of preferred stock outstanding. The Company had outstanding at June 30, 1995, 234,375 shares of Series A Preferred Stock, $.01 par value per share. Each share of the preferred stock was convertible, at the option of the preferred stockholders, into two shares of common stock. The preferred stock was sold to two investment groups who together had the right to name two directors to the Board of Directors. In the event that the investment groups' representation on the Board of Directors would have fallen below two directors, other than by voluntary resignation, the groups had the right to sell the preferred stock back to the Company at the greater of current market value or $4 per preferred share.

Long-Term Debt and Credit Facilities

As of June 30, 1996 and 1995, long-term debt consists of the following:

                                                       1996           1995
- --------------------------------------------------------------------------------
Note payable to bank secured
by certain land and equipment
at a fixed annual rate of
interest of 8.44% with
quarterly principal
installments of $173,913 plus
interest through December
1998. The facility contains
restrictive covenants
including, among others,
minimum tangible net worth
requirements, and restrictions
relating to investments,
purchases and sales of assets,
and payment of dividends.                           $1,739,130     $ 2,434,782


$10,000,000 revolving line of
credit, secured by the
Company's qualifying accounts
receivable and certain
inventory, interest at the
lending bank's prime rate of
interest or LIBOR plus 2.00%
(8.25% at June 30, 1996), due
in full October 31,1997.                             8,200,000      3,000,000


Note payable to bank at the
lending bank's prime rate of
interest plus 0.25% or LIBOR
plus 2.75% (8.24% at June 30,
1996) with a fixed rate option
available. Quarterly payments
of interest plus principal
based on an 8-year
amortization are required with
a balloon at maturity on
October 31, 1998. Line is
secured by first lien deed of
trust and direct assignment of
all assets.                                          6,250,000      7,250,000


Note payable totalling
$2,000,000 relating to the
acquisition of the Corpus
Christi, Texas facility at the
lending bank's prime rate of
interest plus 0.25% or LIBOR
plus 2.75% (8.24% at June 30,
1995). Quarterly payments of
$200,000 plus interest are
required for the first year,
then quarterly principal
payments of $75,000 plus
interest are required
thereafter.                                          1,125,000     1,800,000


Note payable to Chemical Waste
Management, Inc. bearing an
interest rate of 10% relating
to acquisition of Corpus
Christi, Texas facility.
Quarterly interest payments
only are required for the
first year, then quarterly
principal payments of $125,000
plus accrued interest until
maturity in 2000.                                    1,875,000    2,000,000


- --------------------------------------------------------------------------------
Total long-term debt                                19,189,130   16,484,782
Less amounts classified as current                   2,620,652    2,620,652
- --------------------------------------------------------------------------------
Long-term portion                                  $16,568,478   13,864,130
- --------------------------------------------------------------------------------

The aggregate annual maturities of all long-term debt are as follows:

Year ending June 30                                         Amount
- ------------------------------------------------------------------
1997                                                   $ 2,620,652
1998                                                    10,695,652
1999                                                     2,147,826
2000                                                     3,725,000
- ------------------------------------------------------------------
Total                                                  $19,189,130
- ------------------------------------------------------------------
Interest paid during the years ended June 30, 1996, 1995, and 1994 amounted to
$1,448,214, $1,249,075, and $424,655 respectively.

Income Taxes

The provision for income taxes in the consolidated statements of operations is summarized below.
                                    1996        1995           1994
- ----------------------------------------------------------------------
Provision:
Federal-Current                $   625,722    $1,153,036     $(469,566)
Federal-Deferred                (1,794,151)      484,769      (560,815)
State                             (117,000)      247,955        34,830
- ----------------------------------------------------------------------
Total                          $(1,285,429)   $1,885,760    $ (995,551)
- --------------------------------------------------------------------------------
The provision for income taxes varied from the amount computed by applying the
U.S. federal statutory rate as a result of the following:

                                    1996        1995           1994
- --------------------------------------------------------------------------------
Tax at statutory rate          $(1,154,962)   $1,712,362    $(1,017,629)
State income tax, net of
  federal income tax
  benefit                          (77,000)      163,650         22,988
Other                              (53,467)        9,748           (910)
- --------------------------------------------------------------------------------
Income tax provision           $(1,285,429)    1,885,760    $  (995,551)
- --------------------------------------------------------------------------------
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and tax liabilities at June 30, 1996 and 1995 are presented below:
                                                 1996          1995
- --------------------------------------------------------------------------------
Deferred tax assets:
Amounts deductible when paid                   $719,011      $247,168
Accounts receivable, principally due
  to allowance for doubtful accounts             52,370        14,378
Compensated absences, principally
  due to accrual for financial
  reporting purposes                             81,430        69,008
Alternative minimum tax credit
  carryforwards                               1,331,418     1,331,418
- --------------------------------------------------------------------------------
Total gross deferred tax assets               2,184,229     1,661,972
Less valuation allowance                        (20,000)      (20,000)
- --------------------------------------------------------------------------------
Net deferred tax assets                       2,164,229     1,641,972
- --------------------------------------------------------------------------------
Deferred tax liabilities:
Facility and equipment, principally
  due to differences in depreciation
  and capitalized interest                    1,541,219     2,920,611
- --------------------------------------------------------------------------------
Total deferred tax liabilities                1,541,219     2,920,611
- --------------------------------------------------------------------------------
Net deferred tax asset (liability)             $623,010   $(1,278,639)
- --------------------------------------------------------------------------------

There was no change in the valuation allowance for the years ended June 30, 1996 and 1995. Federal income taxes paid during the years ended June 30, 1996, 1995 and 1994 were $500,000, $600,000, and $135,000 respectively.

Stock Option Plan

Under the Company's 1991 Stock Option Plan (1991 Plan), 400,000 shares were originally approved for issuance. An additional 200,000 shares were approved for issuance by the Compensation Committee of the Board of Directors and the stockholders of the Company, bringing the total number of shares available for grant to 600,000. The 1991 Plan provides for both qualified incentive stock options and non-qualified stock options. To date, all options that have been granted under the 1991 Plan are qualified incentive stock options. The 1991 Plan requires that qualified options may not be granted at prices less than fair market value on the dates of the grants and the options may not be outstanding for a period longer than ten years from the date the options are granted.

Under the Company's 1995 Management Equity Incentive/Stock Option Plan (1995
Plan), 500,000 shares were approved for issuance by the Compensation Committee of the Board of Directors. The 1995 Plan provides for both qualified incentive stock options and non-qualified stock options. To date, all options that have been granted under the 1995 Plan are qualified incentive stock options. The 1995 Plan requires that qualified options may not be granted at prices less than fair market value on the dates of the grants and the options may not be outstanding for a period longer than ten years from the date the options are granted.

Transactions for the three years ended June 30, 1996 related to all plans are as follows:

                                             1996             1995              1994
- ---------------------------------------------------------------------------------------
Options outstanding on July 1              711,300           408,800           534,380
Granted                                    100,500           402,500            22,400
Exercised (prices ranging from
  $1.50 to $6.00 per share)                 (7,000)                -          (144,080)
Canceled                                    (1,200)         (100,000)           (3,900)
- ---------------------------------------------------------------------------------------
Options outstanding at June 30             803,600           711,300           408,800
- ---------------------------------------------------------------------------------------
Options price range at
  June 30                              $4.00-$6.69       $4.00-$6.00       $4.00-$6.00
Options exercisable at
  June 30                                  539,767           487,966           392,133
Options available for
  grant at June 30                         282,700           382,000           184,500
- ---------------------------------------------------------------------------------------

Statement No. 123

The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation" in October 1995, which establishes financial accounting and reporting standards for stock based on employee compensation plans including, stock purchase plans, stock options, restricted stock and stock appreciation rights. The Company has elected to continue accounting for stock based on compensation under Accounting Principles Board Opinion No. 25. The disclosure requirements of SFAS No. 123 will be effective for the Company's financial statements begining July 1, 1996. Management does not believe that the implementation of SFAS No. 123 will have a material effect on its financial statements.


Major Customers

The Company considers itself to be engaged in one business segment. The Company markets its services on an integrated basis with its services in one area often supporting or leading to projects in other areas. The following table sets forth those major customers whose revenues exceed 10% of the Company's total revenues:

                                   1996       1995       1994
- --------------------------------------------------------------------------------
Customer A                          10%       16%          *
Customer B                           *         *          11%
Customer C                           *        11%         10%
- --------------------------------------------------------------------------------
* Less than 10% of consolidated revenues.

These customers have multiple facility locations and divisions which utilize one or more of the various services offered by the Company. The loss of any one of these major customers could have a material adverse effect on the financial condition or the results of operations of the Company. However, management believes that the Company has a strong relationship with each of these major customers and moreover does not anticipate the loss of any of these major customer's business in the near future.

Governmal Regulations

The Company is required to obtain governmental permits and authorizations which are subject to suspension, revocation, modification, denial or non-renewal under certain circumstances for various aspects of its operations. Although management believes that such developments will not occur, the Company's failure to obtain or renew any such permit or authorization or to obtain acceptable permit conditions could have a material adverse effect on the Company.


Commitments and Contingencies

The Company and its subsidiaries have cancelable and non-cancelable lease contracts covering certain equipment. Minimum rental commitments under these leases are $609,036, $554,077, $465,709, $289,184, and $127,322 for the years ending June 30, 1997 to 2001, respectively. Rental expense was $691,788, $437,036, and $635,500 for the years ended June 30, 1996, 1995, and 1994, respectively.

On June 29, 1993 a suit was filed by the State of Texas against the Company and other defendants for removal, remedial action, civil penalties, and response costs associated with cleaning up two contaminated properties located in Ector and Midland Counties, Texas. The Company has been notified that the TNRCC is engaged in a related administrative action concerning these sites. The Company is engaged in settlement discussions with the State of Texas, and plans to vigorously defend these allegations if a settlement is not reached. Management does not expect that the eventual outcome of this matter will have a material adverse effect on the financial condition or results of operations of the Company.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition or results of operations. Further, during the Company's most recent fiscal year, the Company settled the Maxey Flats and Kelly
M. Jones litigations for de minimus amounts.

Report of Independent Auditors
- --------------------------------------------------------------------------------

The Board of Directors
The GNI Group, Inc.

We have audited the accompanying consolidated balance sheets of The GNI Group, Inc. and subsidiaries (the "Company") as of June 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The GNI Group, Inc. and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996 in conformity with generally accepted accounting principles.



                                                           KPMG Peat Marwick LLP

Houston, Texas
August 6, 1996

Selected Consolidated Financial Data                         THE GNI GROUP, INC.
- --------------------------------------------------------------------------------

                                                                   Years ended June 30,
                                         1996              1995          1994           1993       1992
- ----------------------------------------------------------------------------------------------------------
(In thousands except per share and share amounts)

Revenues                                $   39,339     $   34,359     $   20,702    $   24,481  $   21,467
Operating income (loss)                     (1,910)(a)      5,848         (2,746)        4,046       2,542
Income (loss) before tax                    (3,397)         5,036         (2,993)        3,775       1,641
Net income (loss)                           (2,112)         3,151         (1,997)        2,346         950
Net income (loss) per                   $     (.32)    $      .47     $     (.34)   $      .42  $      .20
Weighted average shares                  6,562,741      6,770,055      5,889,278     5,619,059   4,721,458
- ----------------------------------------------------------------------------------------------------------

Working capital                         $        7     $      618     $    1,402    $    3,402  $      211
Total assets                                49,078         46,079         38,184        31,259      21,345
Long-term debt less current maturities      16,568         13,864         11,185         3,150       4,644
Stockholders' equity                        22,334         24,418         21,267        22,522      10,764
- ----------------------------------------------------------------------------------------------------------

(a)Operating income for fiscal 1996 includes a non-cash charge of approximately $6.7 million resulting from the adoption of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of." After tax the net charge was approximately $4.4 million, or $0.68 per share.


Quarterly Stock Data
- --------------------------------------------------------------------------------

The GNI Group, Inc.'s Common Stock is listed on the NASDAQ National Market, and trades under the symbol GNUC. The following table presents the high and low sales prices for the Company's Common Stock for each quarter of fiscal 1996 and 1995 as reported by the NASD.

Fiscal 1996                                         High          Low
- --------------------------------------------------------------------------------
First                                               8 1/8        6 3/8
Second                                              7 5/16       6
Third                                               7 1/4        4 1/4
Fourth                                              6 1/8        4 1/4

Fiscal 1995                                         High          Low
- --------------------------------------------------------------------------------
First                                               4 1/2        3
Second                                              5            3 5/8
Third                                               6 1/2        3 3/4
Fourth                                              8 1/4        5 3/4

At July 1, 1996, there were approximately 401 stockholders of record of the Company's Common Stock.

Dividend Policy
- --------------------------------------------------------------------------------

The Company does not pay any cash dividends on its Common Stock and does not have any plans to do so in the future. The Company intends to continue a policy of retaining income for use in its business.

OFFICERS AND DIRECTORS
- --------------------------------------------------------------------------------

EXECUTIVE MANAGEMENT
Carl V Rush, Jr.
President and Chief Executive Officer

Dawn S. Born
Vice President and General Counsel

Titus H. Harris, III
Chief Financial Officer and Secretary

Donna L. Ratliff
Treasurer and Assistant Secretary

W.R. "Bill" Reeves, Jr.
Vice President
Environmental and Regulatory Affairs

David A. Swallow
Executive Vice President and General Manager
GNI Chemicals Corporation


BOARD OF DIRECTORS
(1,2,3,4)  Titus H. Harris, Jr.
           Chairman of the Board
           The GNI Group, Inc.

           Chairman of the Board
           Harris Webb & Garrison, Inc.
           Investment Banking Firm
           Houston, Texas

    (2,4)  Newton E. Dudney, M.D.
           Physician
           League City, Texas

  (1,2,3)  John W. Lyons, Jr.
           Attorney-at-Law
           Texas City, Texas

(1,2,3,4)  F. Oliver Nicklin
           President
           First Analysis Corporation
           Securities Research and Investment Firm
           Chicago, Illinois

      (3)  Carl V Rush, Jr.
           President and Chief Executive Officer
           The GNI Group, Inc.

      (1)  Audit Committee
      (2)  Compensation Committee
      (3)  Executive Committee
      (4)  Nominating Committee


CORPORATE INFORMATION
- --------------------------------------------------------------------------------

LEGAL COUNSEL
Bracewell & Patterson, LLP
Houston, Texas

AUDITORS
KPMG Peat Marwick LLP
Houston, Texas

REGISTRAR AND TRANSFER AGENT
American Stock Transfer and Trust Company
40 Wall Street
New York, New York 10005
212-936-5100

ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 8:30 a.m. on Tuesday, October 29, 1996 at the Four Seasons Hotel, 1300 Lamar Street, Houston, Texas.

FORM 10-K
A copy of the Company's 1996 Form 10-K as filed with the Securities and Exchange Commission is available without charge to stockholders who request it by writing to the Stockholder Relations Department at the address below.

CORPORATE HEADQUARTERS
The GNI Group, Inc.
2525 Battleground Road
P.O. Box 220
Deer Park, Texas 77536
713-930-0350

             THE GNI GROUP, INC.

          2525 Battleground Road
                    P.O. Box 220
          Deer Park, Texas 77536
                    713-930-0350